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                                Exhibit 3(i)(b)

                          Certificate of Amendment of
                      Amended and Restated Certificate of
                   Incorporation of Richman Gordman 1/2 Price
                        Stores, Inc., dated July 1, 1998





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                               STATE OF DELAWARE
                            CERTIFICATE OF AMENDMENT
                            OF AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                     RICHMAN GORDMAN 1/2 PRICE STORES, INC.


Richman Gordman 1/2 Price Stores, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That pursuant to a unanimous written consent in lieu of a meeting of the Board of Directors of Richman Gordman 1/2 Price Stores, Inc. resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendments is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation be amended by changing the Article thereof numbered "6" so that, as amended, said Article shall be and read as follows:

6.       Common Stock Repurchase Option.

                  a.  For the purposes of this Certificate of Incorporation:

                        (1) The term "Allowed Class 3 Claims" means claims held
                  by unsecured creditors classified in Classes 3A, 3B, or 3C pursuant to the Plan against the Debtors (as defined in the Plan) which have been deemed allowed under the Bankruptcy Code or which have been allowed pursuant to the Plan or by the court which has confirmed the Plan.

                        (2) The term "Creditors' Committee" shall mean the
                  Official Unsecured Creditors' Committee appointed pursuant to
                  Section 1102 of the Bankruptcy Code or which have been allowed pursuant to the Plan or by the court which has confirmed the Plan with respect to the Debtors under the Plan.

                        (3) The term "Cumulative Minimum Payment" shall mean the
                  Corporation's contractual obligation to make unconditional minimum payments of stated principal and stated interest plus any contingent interest as set forth in Section 6.02 of the Plan to Holders of Class 3 Claims from the Effective Date (as defined in the Plan) to the time of computation.

                        (4) The term "Disqualified Stock" shall have the meaning
                  assigned in Section 108(a)(10)(B) of the Code.



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                        (5) Other capitalized terms used in this Certificate of
                  Incorporation and not separately defined in this Certificate of Incorporation shall have the meaning ascribed to those terms in the Plan.

                  b. Upon receipt of a favorable ruling from the Internal Revenue Service prior to the end of Fiscal Year 1993 (or at such later date as shall be approved by the Creditors' Committee) concluding that subjecting the common stock distributed to holders of Allowed Class 3 Claims (the "Creditors' Stock") to the option and the related purchase adjustment for Excess Cash Balance paid to the holders of Allowed Class 3 Claims described immediately below (the "Option") would not cause the Creditors' Stock to be "Disqualified Stock", the Corporation and A.D.
         (Dan) Gordman or his Designee shall be entitled to exercise the Option, as provided in this Article 6 and the Plan, to purchase all or a portion of the Creditors' Stock at the time and in the manner more specifically described below. If the Internal Revenue Service does not rule favorably prior to the end of Fiscal Year 1993 (or at such later date as shall be approved by the Creditors' Committee), the Plan shall not grant the Option. The Option may be exercised with respect to all or a portion of the Creditors' Stock but may not be exercised unless the Cumulative Minimum Payment has been made. As more particularly provided below, the Corporation shall have the right to exercise the Option prior to A.D. (Dan) Gordman or his Designee.

                  c. Subject to the credit for Excess Cash Balance described below, the exercise price of the Option with respect to all of the Creditors' Stock (the "Purchase Price") shall be the price, on the business day immediately following the payment in full of the Cumulative Minimum Payment (the "Valuation Date"), at which the Creditors' Stock would change hands between a willing buyer and a willing seller, each having a reasonable knowledge of the facts and neither being under any compulsion to act, as determined according to customary valuation methodologies, including, without limitation, analysis of the net cash flow and market multiples of comparable companies, analysis of comparable stock sales, and consideration of whether the Creditors' Stock is or is not publicly traded as of the Valuation Date. Within 30 days following the Valuation Date, an investment banker to be mutually agreed upon by (a) at least a majority of members of the Corporation's Board of Directors at the time of such agreement which were selected by the Creditors' Committee or were the successors to directors selected by the Creditors' Committee pursuant to Section 10.01 of the plan, and (b) at least a majority of members of the Corporation's Board of Directors at the time of such agreement which were selected by A.D. (Dan) Gordman or his Designee or were the successors to directors selected by A.D. (Dan) Gordman or his Designee pursuant to Section 10.01 of the Plan, shall be engaged by and at the expense of the Corporation to determine the Purchase Price of the Creditors' Stock as of the Valuation Date (the "Valuation"). The investment banker shall deliver the final Valuation to A.D. (Dan) Gordman (or his Designee) and the Corporation. Delivery of the final Valuation shall be deemed to occur on the day when such Valuation has been mailed to all parties required by Section 10.03 of the Plan (the "Valuation Delivery Date"). The investment banker who prepares the Valuation shall be the final arbiter of the date of the Valuation Delivery Date.



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                  d. The Excess Cash Balance, if any, previously paid to the holders of Allowed Class 3 Claims ("Paid Excess Cash Balance") shall be a credit against, and shall reduce, the exercise price for the Option whether or not (i) the Option is exercised with respect to all or a portion of the Creditors' Stock, and (ii) the holder of any Creditors' Stock with respect to which the Option is exercised received such Excess Cash Balance. To the extent that the Option is exercised with respect to less than all shares of the Creditors' Stock, the Option shall be exercised Pro Rata with respect to all shares of Creditors' Stock, and the exercise price for such Pro Rata share of Creditors' Stock shall be (i) that percentage of the Purchase Price equal to the percentage of all Creditors' Stock which such Creditors' Stock represents (the "Pro Rata Purchase Price"), minus (ii) Paid Excess Cash Balance up to the amount of the Pro Rata Purchase Price, provided, however, that any Paid Excess Cash Balance which the Corporation applies as a credit and reduction against the Pro Rata Purchase Price for Creditors' Stock with respect to which the exercise price is actually paid may not be applied as a credit and reduction by A.D.
         (Dan) Gordman or his Designee against the Pro Rata Purchase Price for Creditors' Stock pursuant to A.D. (Dan) Gordman's or his Designee's exercise (if any) of the Option.

                  e. Notice of intent to exercise the Option with respect to any Creditors' Stock and the amount of such Creditors' Stock must be given to the holders of the Creditors' Stock who were record holders as of the Valuation Date (the "Option Record Holders") within 60 days following the Valuation Delivery Date. Exercise of the Option with respect to any Creditors' Stock must be completed within 120 days following the expiration of such 60 day period. Exercise of the Option with respect to any Creditors' Stock shall be deemed completed upon the mailing by the party exercising the Option (or the agent of such party) of the full exercise price with respect to such Creditors' Stock. Notwithstanding the foregoing sentence, the giving of notice of intent to exercise the Option with respect to all or a part of the Creditors' Stock within 60 days following the Valuation Delivery Date shall be deemed completion of the exercise of the Option to the extent of the Paid Excess Cash Balance to be utilized by the party giving such notice.

                  f. If the Corporation intends to exercise the Option with respect to all or a portion of the Creditors' Stock, it shall give written notice, not later than 30 days after the Valuation Delivery Date, to (i) A.D. (Dan) Gordman (or his Designee) at the address of the Corporation, and (ii) the Option Record Holders. If the Corporation fails to give such notice within such period with respect to any Creditors' Stock, the Corporation shall no longer be entitled to exercise the Option with respect to such Creditors' Stock except upon the express written consent of A.D. (Dan) Gordman (or his Designee) and subject to the 60 day notice period for Option Record Holders described above. If A.D. (Dan) Gordman (or his Designee) shall not have been given notice by the Corporation of its intent to exercise the Option with respect to any Creditors' Stock within 30 days after the Valuation Delivery Date, then A.D. (Dan) Gordman (or his Designee) shall be entitled to exercise the Option with respect to such Creditors' Stock by giving notice to the Corporation and the Option Record Holders within 60 days after the Valuation Delivery Date of its intent to exercise the Option and the amount of Creditors' Stock against which it intends to exercise the Option. The Corporation shall be obligated to provide A.D. (Dan) Gordman (or his Designee) a list of the Option Record Holders on or before 30 days after the Valuation Delivery Date.



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                  g. If the Corporation has timely given notice to A.D. (Dan)
         Gordman (or his Designee) and the Option Record Holders of its intent to exercise the Option with respect to any Creditors' Stock but has not mailed the full exercise price in cash with respect to such Creditors' Stock to the Option Record Holders by 120 days after the Valuation Delivery Date, then, except upon the express written consent of A.D.
         (Dan) Gordman (or his Designee), the Corporation shall no longer be entitled to exercise the Option with respect to such Creditors' Stock and A.D. (Dan) Gordman (or his Designee) shall be entitled to exercise the Option with respect to such Creditors' Stock and apply Paid Express Cash Balance to the same extent as intended by the Corporation within 180 days after the Valuation Delivery Date. The Corporation shall give notice to A.D. (Dan) Gordman (or his Designee) at the address of the Corporation of its mailing of the full exercise price in cash to the Option Record Holders with respect to Creditors' Stock against which the Corporation has exercised the Option within 3 business days of such mailing.

                  h. If a favorable ruling is obtained from the Internal Revenue Service as described above, the Creditors' Stock shall be marked with a legend indicating that it is subject to the Option more particularly described in Section 10.03 of the Plan.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Richman Gordman 1/2 Price Stores, Inc. has caused this certificate to be signed by Jeffrey J. Gordman, an Authorized Officer, this 1 day of July, 1998.

                                  By:        /s/ Jeffrey J. Gordman
                                         --------------------------------------
                                  Name:  Jeffrey J. Gordman
                                  Title: President and Chief Executive Officer






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